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SUSTAINABLE FOOD EMPLOYEE ENGAGEMENT'S CURRENT ACTIONS

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Biodynamic Farming Lunch & Learn

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Sep. 30th, 2019, 2:00 pm - Sep. 30th, 2019, 3:00 pm (UTC)

Let's get together and learn about food science and biodynamic farming.

107 Grand Street, New York, New York, 10013, United States

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Food Truck Activation

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Sep. 30th, 2019, 7:00 pm - Sep. 30th, 2019, 11:00 pm (UTC)

We're doing a fun community activation with our new food truck

118 West 22nd Street, New York, New York, 10011, United States

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Monthly Employee Volunteering Club

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Oct. 30th, 2019, 2:00 pm - Oct. 30th, 2019, 5:00 pm (UTC)

We volunteer monthly and give back to the community. It's amazing and we love to help.

270 Lafayette St., New York, NY, 11233, United States

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